UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 1-U

CURRENT REPORT PURSUANT TO REGULATION A

September 23, 2025
(Date of Report (Date of earliest event reported))

ENERGEA PORTFOLIO 4 USA LP
(Exact name of registrant as specified in its charter)

Delaware
(State or other jurisdiction of incorporation or organization)

86-2564823
(I.R.S. Employer Identification No.)

52 Main Street, Chester, CT 06412
(Full mailing address of principal executive offices)

860-316-7466
(Issuer's telephone number, including area code)

Class A Investor Shares
(Title of each class of securities issued pursuant to Regulation A)

This Investment Committee ("IC") Memo includes projections and forward-looking information that represent the Manager's assumptions and expectations in light of currently available information. Except for statements of historical fact, the information contained herein constitutes forward-looking statements and they are provided to allow potential investors the opportunity to understand the Manager's beliefs and opinions in respect of the future so that they may use such beliefs and opinions as one factor in evaluating an investment. These forward-looking statements are not guarantees of future performance and necessarily involve known and unknown risks and uncertainties, which may cause actual performance and financial results in future periods to differ materially from any projections of future performance. For a comprehensive discussion on forward-looking statements and the risks associated with this investment, please refer to the Offering Circular.

All capitalized terms used herein have a meaning set forth in the Offering Circular.

ITEM 9. OTHER EVENTS

EXECUTIVE SUMMARY

The Sandlot ("Project") is an operational asset originally built and commissioned in 2020. It was previously owned by Solar Generation Projects LLC ("SGP"). Energea Portfolio 4 USA LP ("Energea") is acquiring the rights to the Project.

The Project is a 749 kW DC solar power plant located on the premises owned by the Trnka Trust ("Landowner") and connected to the Central Hudson Gas & Electric distribution grid ("Utility").

The Company has invested $406,848.00 USD at a projected IRR of 10.06% in USD (see "Financial Summary").

Key Information

General Information

Project Owner	Energea Portfolio 4 USA LP
Project Location	1751 Old Kings Highway, Saugerties, NY
Technology	Ground-mounted solar on fixed tilt racking
System Size (AC/DC)	600 kW AC / 749 MW DC
Estimated Year 1 Production	915 MWhs
Coordinates	42.119157° N -73.966911° W
Land Status	Land Lease
Project Status	Operational
Useful Equipment Life (Years)	25 years

Stakeholders

SPE Name	Energea Sandlot LLC
SPE Address	52 Main Street, Chester, CT, 06412
Offtaker	Multiple clients under the VDER community solar program including the municipality of Catskill
O&M Contractor	Omnidian, Inc.
Land Owner	Trnka Trust

Uses of Capital

USD
Project Acquisition Cost	$396,100.00
Project Enhancement Costs	$9,400.00
Project Soft Costs	$1,348.00
Total Project Financing	$406,848.00
Projected IRR	10.06%

Technical Summary

Site

Saugerties, New York is a historic Hudson Valley town located in Ulster County, nestled between the Catskill Mountains and the Hudson River. Known for its scenic beauty and small-town charm, Saugerties features attractions like the 19th-century Saugerties Lighthouse, the artsy and monumental Opus 40 sculpture park, and a vibrant village center with local shops and eateries. The town is also a gateway to outdoor recreation, offering access to hiking, kayaking, and fishing along the Esopus Creek and surrounding parklands. Saugerties is celebrated for its rich cultural heritage, active arts scene, and as a peaceful yet dynamic destination for both residents and visitors.

The Trnka Trust ("Landowner") owns the site. The site was originally secured through the Land Lease Agreement signed between SG Sandplot PV LLC and the Landowner on July 23, 2019. The Land Lease Agreement was transferred from SG Sandplot PV LLC to Energea Sandlot LLC.

Design

Major System Components

Component Name	Manufacturer and Model	Unit Quantity	Energea Notes
Modules	Trina TSM-370DE14A (II) (1500V)	2,026	Tier 1 module manufacturer based in China
Inverters	CPS SCH100KTL-DO/US-600	6	Tier 1 inverter manufacturer based in China
Racking	RBI Solar GM-2 Ground Mount Solution (fixed tilt)	1	Tier 1 racking manufacturer based in Fort Meyers, Florida, USA

Energy Projection
Based on historic actual production figures for the Project, it's projected to produce 912MWhs during its 4th year of operation. The Trina modules exhibit minimal degradation over their lifespan, ensuring reliable long-term performance. They are warrantied to experience 1% power loss in the first year of operation and an annual degradation rate of <0.4% thereafter over a 30-year lifespan. Enhanced resistance to light-induced degradation and elevated temperature-induced degradation further ensures minimal power loss, making them a great choice for the Project.

Interconnection

The Central Hudson interconnection study for the Project confirmed that the proposed 600 kW AC photovoltaic system could be safely and feasibly interconnected to the utility's 13.2 kV feeder from the Saugerties Substation. The study found no violations in voltage, thermal, or protection criteria under the NY Standardized Interconnection Requirements (NYSSIR), and no substation upgrades were needed. However, the Project did trigger SCADA requirements due to its size and required the installation of an electronic recloser at the point of interconnection, along with new primary metering infrastructure. Overall, the Project met all technical standards for interconnection with only moderate utility-side modifications. The Interconnection for the Project is secured through a Distributed Generation Interconnection Agreement ("Interconnection Agreement") which was originally signed on July 1, 2019, between Central Hudson Gas & Electric and Solar Generation Projects, LLC and was subsequently transferred to Energea Sandlot LLC. The Project received Permission to Operate from the Utility on February 28, 2020.

Offtaker

The original Net Crediting Agreement ("NCA") between Solar Generation Projects, LLC and Central Hudson Gas & Electric was signed on August 18, 2021. This agreement enrolls the Sandlot Community Solar Project into New York State's utility-administered Net Crediting Program. Under this model, Central Hudson applies Value Stack credits directly to participating subscribers' utility bills and remits the subscription payments minus an administrative fee to the Owner. The Project currently has thirty-one (31) subscribers that range from individual residents, local businesses and local municipalities. See "Community Distributed Generation Subscription Agreement" below for more details.

O&M

Omnidian Inc has been selected as the O&M service provider for the Project. The service provider utilizes a large network of vetted and experienced solar professionals with years of combined solar O&M experience. They are equipped with the latest technology and tools to provide the highest level of service to the Project. This field team is supported by the office staff who will provide 24/7 monitoring, performance verification and general support for all asset management requirements. The O&M Contract includes monitoring, reporting, module cleaning, preventative maintenance, landscaping, emergency/corrective maintenance and technical calculations.

Health, Safety, Environmental and Community "HSEC"

Service Providers

The due diligence metrics outlined below are intended to ensure the selection of reliable and economically sound companies to provide regular services for the Project. These procedures aim to verify that potential contractors are financially healthy, committed to fulfilling their tax, labor and civil obligations, and help mitigate legal-related risks in accordance with applicable laws and regulations.

Energea Service Providers - Due Diligence

Phase	Objective	Requirements / Actions/ Documents
Pre-Contractual Due Diligence	Project experience, current financial standing, business registration, insurance, OSHA and labor compliance	Project Experience Report
State Registration Certificate
Financial Statements
Organizational Chart
Insurance Certificates
Worker's Compensation Insurance
OSHA safety training certifications and required PPE list for site workers
Company Emergency Action Plan (EAP)
Contractual	Health, safety, and labor law obligations	Health/safety obligations
Compliance with OSHA and local labor laws

Permitting

Energea ensures the Project's compliance by confirming all required studies and permits were completed prior to construction and by securing any necessary permits required by local authorities and consultants for the operation of the Project. The Project received the installation permit from the Town of Saugerties' Building Department on August 12, 2019. The Project was inspected by the Building Department on January 30, 2020, and received final approval with no additional comments.

ESC Related Permits

Permit	Description	Status
Building Permit	Planning Review	Approved
	Building Review	Approved
	Fire Review	Approved
	Structural Review	Approved
	Electrical Review	Approved

Stakeholder Engagement

The Project is located on a private piece of property, surrounded by an environmental fence. There is private access to the project, which has a locked gate at the entrance.
The project is located in a rural area near Saugerties, where the crime rate is lower than the New York state average and significantly below the national average. Additionally, according to the project sellers, there is no record of any incidents at the site, further reinforcing the safety of the project's surroundings.

Financial Summary

The nominal after-tax IRR of Sandlots sponsor equity investors is projected to be 10.06%, with an estimated payback of 12 years, 10 months and 5 days. The income statement, cash flow statement and balance sheet up until 2030 (shown annually) are presented on Exhibit I. The Project's financials are modeled without a tax equity partnership flip structure.

Capital Expenses ("CAPEX")

CAPEX assumptions are set as seen on the table below. All items are assumed to be depreciable under State and Federal Level.

Capital Expenditures Assumptions

	US Dollars (USD)	$/kW (USD)
Acquisition Costs	$396,100.00	$0.5284

Project Enhancement Costs	$9,400.00	$0.0125

Project Soft Costs	$1,348.00	$0.0018

Total CapEx (All-In)	$406,848.00	$0.5427

Revenue

The contracted Community Solar Subscription Agreements with the Offtakers enrolls them into the New York State's utility-administered Net Crediting Program. The revenue of the Project is generated through New York's Value of Distributed Energy Resources (VDER) program, also known as the Value Stack. Each Offtaker has a specific allocation amount, and they receive the credits in their utility bills at their location of registered service.

The Subscription Agreements have a 10-year initial term, with options to extend. An additional 20 years was assumed in the model, showing revenue through the year 2045.

Revenue Assumptions

Contract Type	Community Solar Subscription Agreement
Revenue Contract Term	10 years w option to extend
Contracted Rate	Variable based on month of generation
Starting Year kWh Assumption	915,000 kWh's

Operating Expenses ("OPEX")

The model assumes the Operating Expenses described within the "Project Review" section, with its values priced as on the table below.

Operating Expenses Assumptions

Operations & Maintenance	$5,599.94 / year
Land Rental	10% of Revenue / month
Insurance	$560.33 / month
Management Software	$200.00 / year
Banking Fees	$40.00 / month
Technical Services Reserve	$150.00 / month
Landscaping	$270.83 / month
Utilities	$150.00 / month
Franchise Tax	$429.00 / year

Legal Summary

Each of the contracts that comprise the Project have been drafted, negotiated and reviewed by the Manager. This section specifically comments on the review of the following contracts:
SPE Operating Agreement
Community Distributed Generation Subscription Agreement
Operations and Maintenance Service Agreement

SPE Operating Agreement

Contract	Energea Sandlot, LLC
Incorporation Date	May 16, 2025
State of Incorporation	Delaware
Address	52 Main Street, Chester, CT 06412
Structure	Limited Liability Company
Owner	Energea Portfolio 4 USA LP (100%)
Management	Mike Silvestrini

Community Distributed Generation Subscription Agreement

Contract	Community Distributed Generation Subscription Agreement
Date	Agreements will be assigned to Energea Sandlot LLC
Parties
Energea Sandlot LLC - System Owner
Bearsville Center LLC, Cornelia Logan, Eiger 3970 Consultants, Jacqueline Kellachan, Pablo P Shine, Tim Rands, Chet 5 Inc WDST, Town of Catskill, Jefferson Heights Imp Association, O'Neill Group Dutton LLC - Host Customer

Term	10 years w/ option to extend
Early Termination
Subscriber may exit the program at any time by providing a replacement subscriber or by providing 90 days' notice of intent to exit the program. Early termination request must be submitted via email or in writing.

Price, Fees and Charges
The community solar subscription provides a 10% savings to the solar credits posted to the subscribers utility bill (except for Bearsville, which has 20%). Each month the utility will post solar credits to the electric bill and Solar Generation will invoice for 90% of the value of those credits. The value of these credits fluctuates each month based on the Value of Distributed Energy Resources (VDER) tariff.

Operations and Maintenance Service Agreement

Contract	Agreement for the Provision of Operation and Maintenance Services
Date	O&M Agreement will be signed upon completion of the PSA
Parties	Omnidian, INC - Contractor Energea Sandlot LLC - Owner
Object
Contractor shall perform all Operations and Maintenance services including but not limited to monitoring, reporting, module cleaning, preventative maintenance, landscaping, emergency/corrective maintenance and technical calculations.

Contract Price	$5,599.94 - Annual Plan w/ 3% escalator per year of Employment Cost Index (ECI)
Warranty Duration
The contractor shall manage and supervise all repairs and replacements of all equipment covered by equipment warranties. Contractor shall pursue all warranty-eligible and guarantee-eligible claims with equipment suppliers and contractors.
Inverters - 10-year Extended Factory Warranty
Modules - 25-year Limited Power Output Warranty
                  12-year Limited Product Warranty on Materials

Insurance
Commercial General Liability Insurance
$5,000,000.00 Umbrella policy
$2,000,000.00 Destruction of Property of Bodily Harm
$1,000,000.00 General Liability
Worker's Compensation
$1,000,000.00 minimum coverage
Automobile Liability Insurance
$1,000,000.00 minimum coverage

Governing Law	State of New York

Documentation Checklist

	Document Name	Status
SPE	Operating Agreement	Confirmed
	FEIN	Confirmed
	Formation Documents	Confirmed
Site	Site Photos	Confirmed
	Land Owner Documents	Confirmed
	Property Lease Agreement	Confirmed
Design and Application	Energy Resource Study	Confirmed
	Project Summary	Confirmed
	Preliminary Engineering	Confirmed
Interconnection	Interconnection Application	Confirmed
	Interconnection Agreement	Confirmed
	Permission to Operate	Confirmed
Permit	Electrical Permit	Confirmed
Offtaker	Monthly Allocation Reports	Confirmed
	Subscription Agreements	Confirmed
EPC	Construction Set	Confirmed
	Equipment Warranties	Confirmed
	Electrical Inspection Certificate	Confirmed
O&M	O&M Agreement	In Process
Investment	Project Model	Confirmed

The Investment Committee members have performed the necessary review of the Project and hereby approve the Project for investment by the Company.

Signatures

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Energea Portfolio 4 USA LP

By: Energea Global LLC

By /s/ MICHAEL SILVESTRINI
Name: Michael Silvestrini
Title: Co-Founder and Managing Partner

This document has been signed by the following person in the capacities and on the date indicated.

By /s/ MICHAEL SILVESTRINI
Name: Mike Silvestrini
Title: Co-Founder and Managing Partner of Energea Global LLC (Principal Executive Officer, Principal Financial Officer and Principal Accounting Officer)

Date: September 23, 2025